# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ferrari N.V., CIK 0001648416
CUSIP: N3167Y103
Title of class of securities: Common shares, par value Euro 0.01 per share
Address of issuer's principal executive offices: Via Abetone Inferiore n. 4, Maranello (MO), Italy (L6), I-41053
Date of event which requires filing of this statement: 02/27/2025
Amends the filing with accession number 0001193125-22-308353
Filed by CIK 0001589122
Persons authorized to receive notices and communications: Carlo Daneo, Via Abetone Inferiore n. 4, Maranello (MO), Italy (L6), I-41053, 39 0536 949111; With a copy to: Scott D Miller, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York (NY), 10004-2498, 1-212-558-4000

## Reporting persons
- Exor N.V. (CIK 0001589122): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Netherlands (P7); member of a group; source of funds: other (OO); sole voting power 44,435,280; shared voting power 0; sole dispositive power 44,435,280; shared dispositive power 0; aggregate amount beneficially owned 63,329,575 (35.4% of the class)
  Comment: Note 1: With respect to item 7 above, each of Exor N.V. ("Exor") and Trust Piero Ferrari participate in the loyalty voting program of Ferrari N.V. ("Ferrari" or the "Issuer"), which enables qualifying common shareholders to hold one special voting share for each common share they hold. Each special voting share is entitled to one vote, therefore attributing, in effect, double voting rights to the associated common share. The special voting shares have only de minimis economic entitlements, in compliance with Dutch law and they are transferrable only in very limited circumstances together with the associated common share. As a consequence of participating in the loyalty voting program, Exor beneficially owns, in addition to the common shares indicated above, 44,435,280 special voting shares of Ferrari. As noted below, Trust Piero Ferrari has the bare ownership of 18,892,160 special voting shares of Ferrari, of which Piero Ferrari has usufruct; such usufruct includes the voting rights of the special voting shares.
  
  Note 2: With respect to item 11 above, this includes (i) 44,435,280 Ferrari common shares owned by Exor and (ii) 18,894,295 Ferrari common shares of which Trust Piero Ferrari has bare ownership and Piero Ferrari has usufruct. Exor, Piero Ferrari and Trust Piero Ferrari are party to a Shareholders' Agreement the terms of which are described in Item 6.
  
  Note 3: With respect to item 13 above, this percentage does not take into account voting rights arising from the Issuer's loyalty voting program referred to in footnote 1. Taking into account Exor's ownership of special voting shares, Exor's voting power in the Issuer is approximately 36.7%, Piero Ferrari's voting power in the Issuer is approximately 15.6% and in aggregate their voting power in Ferrari is approximately 52.3%. These percentages are calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by the Reporting Persons to (ii) the total number of outstanding common shares and outstanding special voting shares of Ferrari.
- Piero Ferrari: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); member of a group; source of funds: other (OO); sole voting power 18,894,295; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 63,329,575 (35.4% of the class)
  Comment: Note 4: With respect to item 7 above, this includes 18,894,295 common shares of Ferrari of which Mr. Ferrari has usufruct. In addition to the common shares indicated above, Mr. Ferrari also has sole voting power over 18,892,160 special voting shares of Ferrari of which he has usufruct. As described below, Trust Piero Ferrari has the bare ownership of such common shares and special voting shares; bare ownership of the shares does not include the voting rights of such shares.
  
  Note 5: With respect to item 11 above, please also refer to "Note 2" above.
  
  Note 6: With respect to item 13 above, please also refer to "Note 3" above.
- Trust Piero Ferrari: type of reporting person: other (OO); citizenship or place of organization: Jersey (Y9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 18,894,295; aggregate amount beneficially owned 63,329,575 (35.4% of the class)
  Comment: Note 7: With respect to item 10 above, this includes 18,894,295 common shares of Ferrari of which Trust Piero Ferrari has bare ownership. In addition to the common shares indicated above, Trust Piero Ferrari also has bare ownership of 18,892,160 special voting shares of Ferrari. As indicated above, Piero Ferrari has usufruct of such common shares and special voting shares. Enzo Mattioli Ferrari serves as trustee and Franco Ravanetti serves as guardian of Trust Piero Ferrari, and therefore may be deemed to have shared dispositive power as trustee and guardian, respectively.
  
  Note 8: With respect to item 11 above, please also refer to "Note 2" above.
  
  Note 9: With respect to item 13 above, please also refer to "Note 3" above.
- Enzo Mattioli Ferrari, in his capacity as a trustee: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 18,894,295; aggregate amount beneficially owned 63,329,575 (35.4% of the class)
  Comment: Note 10: With respect to item 10 above, this includes 18,894,295 common shares held by Trust Piero Ferrari, of which Mr. Mattioli Ferrari serves as trustee and may be deemed to have shared dispositive power. In addition to the common shares indicated above, Trust Piero Ferrari also has bare ownership of 18,892,160 special voting shares of Ferrari.
  
  Note 11: With respect to item 11 above, please also refer to "Note 2" above.
  
  Note 12: With respect to item 13 above, please also refer to "Note 3" above.
- Franco Ravanetti, in his capacity as a guardian: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 18,894,295; aggregate amount beneficially owned 63,329,575 (35.4% of the class)
  Comment: Note 13: With respect to item 10 above, this includes 18,894,295 common shares held by Trust Piero Ferrari, of which Mr. Ravanetti serves as guardian and may be deemed to have shared dispositive power. In addition to the common shares indicated above, Trust Piero Ferrari also has bare ownership of 18,892,160 special voting shares of Ferrari.
  
  Note 14: With respect to item 11 above, please also refer to "Note 2" above.
  
  Note 15: With respect to item 13 above, please also refer to "Note 3" above.

## Item 1. Security and Issuer
Title of class of securities: Common shares, par value Euro 0.01 per share
Name of issuer: Ferrari N.V.
Address of issuer's principal executive offices: Via Abetone Inferiore n. 4, Maranello (MO), Italy (L6), I-41053
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment") is being filed by Exor N.V., a Dutch public limited liability company (naamloze vennootschap) ("Exor"), to amend the Schedule 13D filed by Exor S.p.A., a societa per azioni organized under the laws of the Republic of Italy, as predecessor in interest to Exor, with the Securities and Exchange Commission ("SEC") on January 3, 2016, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on December 15, 2016 and by Amendment No. 2 to Schedule 13D filed with the SEC on December 19, 2022, (as so amended, the "Schedule 13D") and relates to the common shares, par value Euro 0.01 per share, of Ferrari N.V., a Dutch public limited liability company (naamloze vennootschap) (the "Issuer" or "Ferrari"). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as otherwise specifically provided herein, each Item of the Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated as follows:

The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Other than as disclosed herein, none of the Reporting Persons has any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of Ferrari, or any disposition of securities of Ferrari; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Ferrari or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of Ferrari or any of its subsidiaries; (iv) any change in the present board of directors or management of Ferrari, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of Ferrari; (vi) any other material change in Ferrari's business or corporate structure; (vii) any change in Ferrari's charter or bylaws or other actions which may impede the acquisition of control of Ferrari by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of Ferrari; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of Ferrari; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, each of the Reporting Persons expects to evaluate on an ongoing basis Ferrari's financial condition and prospects and its interest in, and intentions with respect to, Ferrari. Accordingly, the Reporting Persons reserve the right to develop, modify or change their respective plans as they deem appropriate. For example, any of the Reporting Persons may at any time and from time to time (1) acquire additional securities of Ferrari in open market or privately negotiated transactions or pursuant to the exercise of warrants, stock options or convertible or exchangeable securities; (2) dispose of such securities; (3) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such securities; and/or (4) continue to hold such securities for investment purposes. Any such transactions may be effected at any time and from time to time. In reaching any determination as to its future course of action, each Reporting Person may take into consideration various factors, such as Ferrari's business and prospects, other developments concerning Ferrari, other business opportunities available to the Reporting Persons, and general economic and stock market conditions, including, but not limited to, the market price of the common shares of Ferrari.

Any of the Reporting Persons or their representatives may conduct discussions from time to time with the other Reporting Persons, with management of the Issuer, the Issuer's other shareholders and/or other relevant parties, including other companies that operate in the businesses and markets in which the Issuer conducts its businesses, in each case relating to matters that may include the Issuer's strategic plans, business, financial condition, operations, and capital structure. The Reporting Persons may engage with any of the parties listed above in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. As a result of these activities, any of the Reporting Persons may suggest, or take a position with respect to, potential changes in the operations, management, or capital structure of Ferrari as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses; selling or merging Ferrari or acquiring other companies or businesses; changing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; modifying Ferrari's capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by Ferrari; entering into agreements with Ferrari relating to acquisitions of shares in Ferrari by members of management, issuance of options to management, or their employment by Ferrari. In particular, Exor expects from time to time to suggest appropriate candidates for election to the Issuer's Board of Directors in a manner consistent with the Issuer's then current governance policies.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

Secondary Offering and Lock-Up

On February 27, 2025, in connection with a global secondary offering by Exor comprised of a public offering in the United States, a concurrent private placement in the European Economic Area and in the United Kingdom to qualifying investors, and an offer in other countries outside of the United States, the European Economic Area and the United Kingdom, for purposes of, and in accordance with, applicable local laws and regulations in the jurisdictions in which such offer is being made, of 6,666,667 Ferrari's common shares (the "Underwritten Shares") at Euro 450.00 per share, corresponding to $472.14 per share (the "Offering Price"), Exor and the Issuer entered into an underwriting agreement with Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC as representatives (the "Representatives") of the several underwriters named therein (such agreement, the "Underwriting Agreement", and such offering, the "Secondary Offering"). The Secondary Offering is pursuant to an automatic shelf registration statement on Form F-3 (File No. 333-285251) filed by the Issuer on February 26, 2025. The Secondary Offering is expected to close on March 3, 2025, subject to the conditions set forth in the Underwriting Agreement.

In the Underwriting Agreement, Exor agreed to a lock-up , pursuant to which and subject to customary exceptions, Exor has agreed, among other things, not to offer, pledge, lend, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Ferrari's common shares or any securities convertible into or exercisable or exchangeable for Ferrari's common shares, including those which may be considered beneficially owned by Exor in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant, for a period ending 360 days after the date of the final prospectus relating to the Secondary Offering.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the actual terms of such agreement, which is filed as Exhibit 8 to this Amendment No. 3 and is incorporated by reference herein.

Share Buyback

On February 25, 2025, Exor entered into a commitment letter with Ferrari (the "Commitment Letter"), pursuant to which Ferrari committed to submit an order with the underwriters under the Underwriting Agreement to repurchase, at a price per share equal to the Offering Price, a number of Ferrari's common shares equal to 10% of the aggregate number of Ferrari's common shares sold in the Secondary Offering or, if lower, a number of Ferrari's common shares equal to an aggregate purchase price of Euro 300,000,000 divided by the Offering Price (the "Share Buyback", and such commitment, the "Commitment"). The closing of the Share Buyback is expected to occur as part of and concurrently with the closing of the Secondary Offering.

The Commitment is conditional on completion of the Secondary Offering. In accordance with the terms of the existing shareholder approval for Ferrari's share repurchases, the Commitment is also conditional on (i) the Offering Price being no higher than 110% of the market price of the Ferrari's common shares on the New York Stock Exchange and/or Euronext Milan (as the case may be), calculated as the average of the highest price on each of the five days of trading prior to the date of the Underwriting Agreement, as shown in the Official Price List of the New York Stock Exchange and/or Euronext Milan (as the case may be), and (ii) 7,878,511, which is the number of Ferrari's common shares remaining to be repurchased pursuant to the repurchase authorization granted to the Issuer's board of directors by the general meeting of its shareholders on April 17, 2024.

Exor has undertaken to allocate the full amount of the Commitment to Ferrari in the event the Seconday Offering is completed. Exor is not obliged to proceed with any transaction involving the sale of the Ferrari's common shares, including the Secondary Offering. Any such decision shall be determined by Exor in its sole discretion.

The foregoing description of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 9 to this Amendment No. 3 and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented to include the following:

Exhibit 8: Underwriting Agreement, by and among Exor and the Joint Bookrunners listed therein, dated as of February 27, 2025 (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K filed by Ferrari N.V. on February 27, 2025).

Exhibit 9: Commitment Letter, by and between Exor and Ferrari, dated as of February 25, 2025 (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K filed by Ferrari N.V. on February 26, 2025).

## Signatures
- Exor N.V.: /s/ Guido De Boer, Guido De Boer, Chief Financial Officer (02/27/2025)
- Piero Ferrari: /s/ Piero Ferrari, Piero Ferrari (02/27/2025)
- Trust Piero Ferrari: /s/ Enzo Mattioli Ferrari, Enzo Mattioli Ferrari, Trustee (02/27/2025)
- Enzo Mattioli Ferrari, in his capacity as a trustee: /s/ Enzo Mattioli Ferrari, Enzo Mattioli Ferrari (02/27/2025)
- Franco Ravanetti, in his capacity as a guardian: /s/ Franco Ravanetti, Franco Ravanetti (02/27/2025)